[redacted]

11016688

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 23 2011
WASH, D.C.
211

OMB APPROVAL
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SEC FILE NUMBER
8- 030469

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Rothman Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 Street Road Suite 201
(No. and Street)

Southampton	PA	18966
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Theodore G. Rothman — 215 245-2141
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name)*

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Theodore G. Rothman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rothman Securities, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MARY ALICE BENONIS, Notary Public
Abington Twp., Montgomery County
My Commission Expires September 12, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Rothman Securities, Inc.

We have audited the accompanying statement of financial condition of Rothman Securities, Inc. (the Company) as of December 31, 2010, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rothman Securities, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Abington, Pennsylvania
February 18, 2011

Sanville & Company

ROTHMAN SECURITIES, INC.
Statement of Financial Condition
December 31, 2010

Assets		
Cash and equivalents	$	96,613
Securities owned:		
Registered investment companies shares, at market value		55,086
Commissions receivable		107,014
Registered representative draw in excess of commissions		44,352
Furniture and equipment, (net of accumulated depreciation of $19,780)		7,438
Security deposits		6,272
Total assets	$	316,775
Liabilities and Stockholders' Equity		
Accounts payable and accrued expenses	$	69,741
Total liabilities		69,741
Commitments and contingent liabilities		-
Stockholders' Equity:		
Preferred stock, $10 par value, authorized 100 shares issued and outstanding - 100 shares		1,000
Additional paid-in capital		84,650
Retained earnings		161,384
Total stockholders' equity		247,034
Total liabilities and stockholders' equity	$	316,775

The accompanying notes are an integral part of these financial statements.

ROTHMAN SECURITIES, INC.
Statement of Income
For the Year Ended December 31, 2010

Revenue	
Commissions	$ 1,002,416
Interest, dividends and miscellaneous	3,243
Unrealized gain on securities owned	7,051
Total revenue	1,012,710
Expenses	
Commissions	141,395
Salaries and other employment costs	602,927
Occupancy costs and office expense	65,993
Communications	7,740
Regulatory fees and expenses	3,251
Travel and entertainment	20,994
Professional fees	29,076
Depreciation	3,234
Other	19,652
Total expenses	894,262
Income before income taxes	118,448
Provision for income taxes	-
Net income	$ 118,448

The accompanying notes are an integral part of these financial statements.

ROTHMAN SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2010

	Preferred Stock Shares	Preferred Stock Amount	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance at January 1, 2010	100	$ 1,000	$ 106,650	$ 42,936	$ 150,586
Capital contribution	-	-	-	-	-
Capital withdrawal	-	-	(22,000)	-	(22,000)
Net income	-	-	-	118,448	118,448
Balance at December 31, 2010	100	$ 1,000	$ 84,650	$ 161,384	$ 247,034

The accompanying notes are an integral part of these financial statements.

ROTHMAN SECURITIES, INC.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2010

Subordinated borrowings at January 1, 2010	$	-
Increases:		-
Decreases:		-
Subordinated borrowings at December 31, 2010	$	-

The accompanying notes are an integral part of these financial statements.

ROTHMAN SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2010

Cash flows from operating activities:		
Net income	$	118,448
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		3,234
Changes in assets and liabilities:		
(Increase) decrease in assets:		
Securities owned		(8,374)
Commissions receivable		(1,946)
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses		(20,946)
Net cash provided by operating activities		90,416
Cash flows from financing activities:		
Capital withdrawals		(22,000)
Net cash used in financing activities		(22,000)
Net increase in cash		68,416
Cash at beginning of year		28,197
Cash at end of year	$	96,613
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Interest paid	$	532
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

1. Organization

Rothman Securities, Inc. (the "Company") is a Pennsylvania corporation which is a registered securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") that has agreed to limit its business to the sale of shares of registered investment companies and variable annuities. The Company, like other securities firms, is directly affected by general economic and market conditions, including fluctuations in volume and price levels of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2. Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Company:

Revenue - Securities transactions (and related revenue and expense, if applicable) are recorded on a settlement date basis, generally the third business day following the transaction date. This is not materially different from trade date basis.

Furniture, Equipment and Depreciation - Furniture and equipment are depreciated generally on an accelerated basis over their estimated useful lives (three to seven years).

Fair Value of Securities - The market value of securities owned, consisting of registered investment companies' shares, is determined by the Company using quoted market prices, dealer quotes and prices obtained from independent third parties.

Cash and Cash Equivalents – The Company includes as cash and cash equivalents amounts invested in money market funds.

Fair Value - As required by the fair value topic of the FASB Accounting Standards Codification, fair value is defined as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. The topic also establishes a framework for measuring fair value, and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. The three-tier hierarchy of inputs is summarized below:

Level 1 - quoted prices in active markets for identical investments
Level 2 - other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.)
Level 3 - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

2. Summary of Significant Accounting Policies (Continued)

The following table summarizes the valuation of the Company's investments by the above fair value hierarchy levels as of December 31, 2010:

Securities Owned:	Level 1	Level 2	Level 3
Money market fund	$ 1,066	$ -	$ -
Equity securities mutual funds	54,020	-	-
	$ 55,086	$ -	$ -

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Subsequent events - Management has evaluated the impact of all subsequent events through the date the financial statements were issued and has determined that there were no subsequent events requiring disclosure in these financial statements.

3. Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision of liability for federal income taxes has been included in the financial statements.

4. Computation for Determination of Reserve Requirements

The Company will operate in accordance with the exemptive provisions of paragraph (k)(2)(1) of SEC Rule 15c3-3. No customer accounts are maintained and transactions are limited to sales and redemption of securities of registered investment companies and/or variable annuities.

5. Net Capital Requirements

Pursuant to the net capital provisions of the SEC, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2010 the Company had net capital of $154,094 which was $149,094 in excess of its net capital requirement of $5,000. At December 31, 2010 the Company's ratio of aggregate indebtedness to net capital was .45 to 1.

6. Related Party Transactions

The Company's majority stockholder also operates the Rothman Agency (Agency), an unincorporated business that is an insurance brokerage firm. There is an informal management agreement between the Company and Agency in which Agency sub-leases office space from the Company. The Company paid office rent of $35,126 for the year ended December 31, 2010 and Agency paid $0 office rent for the year ended December 31, 2010.

The Company's minority stockholder had been a commission only salesman for the Company. During the year ended December 31, 2010 he also received compensation as an employee of the firm. At December 31, 2010, the stockholder has been paid $44,352 in excess of commissions earned.

7. Lease Commitments and Contingencies

The Company leases office space through a lease that expires in June of 2019. (See note 7) The future minimum lease payments required under the aforementioned lease and agreement for the years ended December 31 are as follows:

2011	$	35,126
2012		35,126
2013		35,126
2014		36,381
2015		37,635
Thereafter		131,723

ROTHMAN SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2010

Schedule I

COMPUTATION OF NET CAPITAL

Total stockholders' equity	$	247,034
Deduct stockholders' equity not allowable for Net Capital:		-
Total stockholders' equity qualified for Net Capital		247,034
Deductions and/or charges:		
Non-allowable assets:		
Commissions receivable - non-allowable portion		26,754
Registered representative draw in excess of commissions		44,352
Furniture and equipment, net		7,438
Security deposits		6,272
Total non-allowable assets		84,816
Net Capital before haircuts on securities positions		162,218
Investment securities:		
Registered investment companies shares		8,124
Net Capital	$	154,094

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from Statement of Financial Condition		
Accounts payable and accrued expenses	$	69,741
Total aggregate indebtedness	$	69,741
Percentage of aggregate indebtedness to Net Capital		45%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0%

ROTHMAN SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2010

Schedule I
(continued)

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $69,741)	$	4,649
Minimum dollar Net Capital requirement of reporting broker or dealer	$	5,000
Net Capital requirement	$	5,000
Excess Net Capital	$	149,094
Net Capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$	147,120

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT
AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

The difference between the above computation and the computation included in the Company's unaudited FOCUS report (Form X-17a-5) as of December 31, 2010 is primarily due to:

Net Capital per unaudited FOCUS filing on December 31, 2010	$	134,029
Increase in allowable commissions receivable		30,011
Increase in accounts payable and accrued expenses		(9,946)
Net Capital per above	$	154,094

ROTHMAN SECURITIES, INC.

Computation For Determination of the
Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2010 **Schedule II**

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k)(1).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
Rothman Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Rothman Securities, Inc. (the Company) as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Managing members, management, the SEC, the FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Saville & Company

Abington, Pennsylvania
February 18, 2011

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Rothman Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010 which were agreed to by Rothman Securities, Inc. ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Rothman Securities, Inc.'s compliance with applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of the procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement journal entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year then ended, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by management noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected Form SIPC-7 and in the related schedules and working papers prepared by management supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Abington, Pennsylvania
February 18, 2011

SIPC-7

(35-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

General Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(35-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 1 7a-5:

Rothman Securities, Inc.
1111 Street Road
Southampton, PA 18966

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Carol Shortall (215) 620-6250

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 26

B. Less payment made with SIPC-6 filed (exclude interest)
(For all fiscal year ends except January, February, or March) ______

______ Date Paid

C. Less prior overpayment applied (150)

D. Assessment balance due (124)

E. Interest computed on late payment (see instructions E) for ____ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ (124)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ N/A

H. Overpayment carried forward $ (124)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Rothman Securities, Inc.
(Name of Corporation, Partnership or other organization)

______
(Authorized Signature)

Dated the ______ day of ______, ______

______
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2010 and ending December 31, 2010

Item No.			
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)			1,012,710
2b. Additions:			
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.			
(2) Net loss from principal transactions in securities in trading accounts.			
(3) Net loss from principal transactions in commodities in trading accounts.			
(4) Interest and dividend expense deducted in determining item 2a.			
(5) Net loss from management of or participation in the underwriting or distribution of securities.			
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.			
(7) Net loss from securities in investment accounts.			
Total additions			0
2c. Deductions:			
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.			994,675
(2) Revenues from commodity transactions.			
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.			
(4) Reimbursements for postage in connection with proxy solicitation.			
(5) Net gain from securities in investment accounts.			7,051
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.			
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 1 6(9)(L) of the Act).			
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):			
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 532		
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).			
Enter the greater of line (i) or (ii)			532
Total deductions			1,002,258
2d. SIPC Net Operating Revenues		$	10,452
2e. General Assessment @ .0025		$	26

ROTHMAN SECURITIES, INC.
Financial Statements
and
Supplemental Schedules Pursuant
to SEC Rule 17a-5

December 31, 2010

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROTHMAN SECURITIES, INC.
Financial Statements
and
Supplemental Schedules Pursuant
to SEC Rule 17a-5

December 31, 2010

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